

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

March 5, 2010

Via U.S. Mail & Facsimile

Mr. Dan Dickson
Chief Financial Officer
Endeavour Silver Corp.
#301-700 West Pender Street
Vancouver, British Columbia
Canada, V6C 1G8

> **Re:** **Endeavour Silver Corp.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009, as Amended January 19, 2010**
> **Response Letter Dated January 18, 2010**
> **File No. 1-33153**

Dear Mr. Dickson:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief